

September 28, 2021

Charles H. R. Bracken
Chief Financial Officer
Liberty Global plc
161 Hammersmith Rd
London, UK W6 8BS

> **Re: Liberty Global plc**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 16, 2021**
> **Form 10-Q for the Quarter Ended June 30, 2021**
> **Filed July 29, 2021**
> **Form 8-K filed July 29, 2021**
> **File No. 001-35961**

Dear Mr. Bracken:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2021

Notes to Condensed Consolidated Financial Statements
(4) Acquisitions and Dispositions, page 10

1. It appears the Gain on U.K. JV Transaction may be a bargain purchase gain. Please disclose and tell us why the transaction resulted in the gain. Also explain to us in detail your accounting, including the literature that you are relying upon. In light of the significance of the gain, expand your disclosure to address:
   - the fair values of the assets and liabilities of VMED O2 JV which provide the basis for your 50% interest;
   - your contingent liabilities, if any; and
   - any attribution of negative basis difference to specific assets and liabilities of the joint

venture.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Adjusted Free Cash Flow, page 80</u>

2.   We note your adjustment for Adjusted FCF captioned "Expenses financed by an intermediary" and the related explanation in footnote (a) regarding hypothetical amounts. It is unclear to us why you reclassify amounts in the consolidated statements of cash flows based on hypothetical operating and financing transactions. Tell us the nature of expenses financed by an intermediary and your basis in the accounting literature for related reclassifications.

    Considering that the operating cash outflow for "Expenses financed by an intermediary" is hypothesized, it is unclear how such amount could be presented as a non-GAAP adjustment to net cash provided by operating activities. Such adjustment appears to have used an individually tailored recognition and measurement method. Please advise or revise. Refer to Q&A 100.04 of the CD&I on Non-GAAP Financial Measures.

<u>Form 8-K filed July 29, 2021</u>

<u>Liberty Global Reports Q2 2021 Results</u>
<u>Footnotes, page 21</u>

3.   Refer to footnote 8 regarding Debt to LTM Adjusted EBITDA and Net Debt to LTM Adjusted EBITDA. Please present with equal or greater prominence, the most directly comparable financial ratios calculated and presented in accordance with GAAP. Include a reconciliation to such GAAP measures. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K and footnote 27 of the SEC's Adopting Release titled "Conditions for Use of Non-GAAP Financial Measures" (Release No. 33-8176).

<u>Liberty Global Reports Q2 2021 Results</u>
<u>Glossary, page 23</u>

4.   We note that the OFCF ("Operating Free Cash Flow") is used to measure your performance though the term appears to denote that it is a liquidity measure. Inconsistency in the labeling of a non-GAAP measure is confusing and thus, may be potentially misleading to investors. Refer to Regulation G, Rule 100(b).

    Additionally, please reconcile this measure to its most comparable GAAP measure instead of another non-GAAP measure.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert

Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Waldron